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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.3___________)*


JETRONIC INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


477178108
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                                 (CUSIP Number)




Robert L. Gipson c/o Ingalls & Snyder LLC 61 Broadway, New York, NY  10006
(212) 269-7827
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


May 4, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 477178108                 Schedule  13D        Page 2 of 7 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert L. Gipson           ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

PF;WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK STATE

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    361,231 shares owned directly by Mr. Gipson
    OWNED BY
                  8    SHARED VOTING POWER
      EACH
   REPORTING      218,533 shares owned by Ingalls and Snyder Value Partners,
                  L.P. (ISVP).  Robert L. Gipson is a General Partner of ISVP.
                  (Assuming exercise of the preferred stock warrants and the subsequent conversion of the preferred stock into common stock as more fully described in Item 4)

     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  361,231 directly owned by Mr. Gipson

                  10   SHARED DISPOSITIVE POWER

                  218,533 directly owned by ISVP (See Item 8)-------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        579,764 including shares owned by ISVP (See Item 8)---------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.2% (Based on 3,824,499 shares outstanding as of October 31, 1997 pursuant to the Company's Form 10Q for the period ended October 31, 1997 and assuming the issue of 220,000 shares of common stock issuable pursuant to the conversions described in Item 8, above.)

  14   TYPE OF REPORTING PERSON*

IN------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 477178108                 Schedule  13D        Page 3 of 7 Pages


Item 1.  Security and Issuer

(a) Title of Class of Equity Securities:        Common
(b) Name and Address of Issuer's        Jetronic Industries, Inc.
    Principal Executive Offices:        4200 Mitchell Street
                                        Philadelphia, PA   19128

Item 2.  Identity and Background

(a)     Name:                           Robert L. Gipson
(b)     Business Address:               61 Broadway
                                        New York, NY    10006
(c)     (1)Present Occupation:

        Stockbroker and a Managing Director of Ingalls & Snyder LLC, a registered broker-dealer. Mr. Gipson (Gipson)is a general partner of and holds a limited partnership interest in Ingalls & Snyder Value Partners L.P.
 (ISVP), a New York Limited Partnership. ISVP beneficially owns 218,533 shares. (Assuming exercise of the preferred stock warrants and the subsequent conversion of the preferred stock into common stock as more fully described in Item 4. Gipson may be deemed to be the beneficial owner of the ISVP shares.

(d)     Criminal Proceedings:                   N/A

(e)     Securities Law Proceedings:             N/A

(f)     Citizenship or State of Organization:   USA

Item 3.  Source and Amount of Funds or Other Consideration

        (a)Source:      Personal Funds (Gipson)
                        Working Capital (ISVP)

        (b)Amount:      $34,135.38-  (Gipson)
                        $32,743.00-  (ISVP)

Item 4.  Purpose of Transaction

     As of the date of this filing, Gipson beneficially owns the shares of common stock reported in Item 5(a) for investment purposes. Pursuant to an agreement between Jetronic, on the one hand, and certain holders of the 10% debentures due 12/21/99,(principally ISVP), on the other hand, the holders have given Jetronic the option to retire all of the debentures and deferred interest at a discount to face value until May 15, 1998, in exchange for Jetronic issuing to the holders 220,000 warrants to acquire a share of preferred stock with an exercise price of $.10 per warrant. The preferred stock holders have the right to elect 50% of a reconstituted board of directors. In addition, the preferred stock is convertible into the common stock of Jetronic on a share for share basis. In the event that Jetronic does not retire the debenture by
 May 15, 1998 the company will issue an additional 220,000 warrants to the debenture holders. If Jetronic does retire the debentures prior to May 15, 1998 the company has the option to call the warrants at a price of $1 per warrant.

Item 5.  Interest in Securities of the Issuer

(a) (1)A total of 579,764 shares, represented by 361,231 shares directly owned by Gipson. Gipson is a general partner of (and holds a limited partnership interest in ISVP) and, therefore, may be deemed to be the beneficial ownerof the ISVP shares.

(2) 15.2%(based on 3,824,499 shares outstanding as of October 31, 1997 pursuant to the company's Form 10Q for the period ended October 31, 1997. Assuming the ISVP ownership specified in 5(a)(1)and the issuance of 220,000 common shares as described in Item 4.

(b) (1)Sole Power to vote or direct the vote:

361,231 directly owned shares.

(2)Shared power to vote or direct the vote:

     218,533 directly owned by ISVP. Gipson may be deemed to share voting power with Thomas O. Boucher, Jr. and ISVP. Mr. Boucher is a stockbroker, a general partner of ISVP and a Managing Director of Ingalls & Snyder LLC. He is a U.S. citizen. The name and address of his employer is Ingalls & Snyder LLC,
 61 Broadway, New York, NY   10006, and its principal business is stock
 brokerage.  ISVP is an investment partnership organized in New York.
 Its principal business and office is 61 Broadway, New York, NY   10006.

Items 2(d) and 2(e) are answered in the negative with respect to Mr. Boucher and ISVP, respectively.

(3)Sole power to dispose or direct the disposition:

361,231 directly owned shares.

CUSIP No. 477178108                 Schedule  13D        Page 4 of 7 Pages

(4)Shared power to dispose or direct the disposition:

     218,533 directly owned by ISVP. (Assuming exercise of the preferred stock warrants and the subsequent conversion of the preferred stock into common stock as more fully described in Item 4). Gipson may be deemed to share dispositive power with Ingalls & Snyder LLC, a registered broker-dealer and a New York Limited Liability Co. of which Gipson is a Managing Director. Ingalls & Snyder's principal business and office is set forth in Item 5(b)(2). Items 2(d) and 2(e) are answered in the negative with respect to Ingalls & Snyder LLC.


(c)     Ingalls & Snyder Value Partners, L.P.

(1) July 7, 1994

(2) Bought 65,286 Restricted Common

(3) $.50 per share

(4) Agency cross (Section 4(1/2)( Transaction by
Ingalls & Snyder, 61 Broadway, New York, NY   10006

(d) Yes

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(a) Article 11 of the Agreement of Limited Partnership of ISVP, dated as of December 15, 1992, provides that Messrs. Boucher and Gipson, as general partners of ISVP, are authorized and empowered to vote securities held by ISVP. Incorporated herein by reference see item 7 below.

(b) The Subordinated Debenture Agreement Dated May 4, 1998. Attached as Exhibit
 2.


Item 7.  Material to be Filed as Exhibits

Exhibit 1( Relevant portions of the partnership agreement for Ingalls & Snyder Value Partners L.P. Incorporated by reference to Mr. Gipson's Amendment No. 1 to his previously filed 13D on Jetronic Industries, July 7, 1994.

Exhibit 2-  Jetronic Subordinated Debenture Agreement dated May 4,1998
Attached.


Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:
                                             /Robert L. Gipson/---------------
                                             Signature


                                             --Robert L. Gipson----------------
                                             Name/Title

CUSIP No. 477178108         Exhibit 2 to Schedule 13D        Page 5 of 7 Pages


SUBORDINATED DEBENTURE AGREEMENT

     AGREEMENT, made this 4th day of May, 1998, by and between JETRONIC INDUSTRIES, INC., a corporation duly organized and existing under the laws of the Commonwealth of Pennsylvania, with offices located at 4200 Mitchell
Street, Philadelphia, Pennsylvania 19128 (hereinafter referred to as the "Company") and the undersigned holders of the Company's ten year 10% convertible Subordinated Debentures and 15 year 14.5% convertible subordinated
 Debentures due December 21, 1999 (the "Debentures"). Such undersigned holders of the 10% and 14.5% Debentures are hereinafter sometimes referred to collectively as the "Holders").

W I T N E S S E T H

     WHEREAS, as at the date hereof there are $3,856,000 principal amount of Debentures outstanding each bearing interest at the rate of 10% per annum; and

     WHEREAS, paragraph 16 of the Debentures provides that each such Debenture may be amended, and any obligations of the company or rights of the holder of each such Debenture may be waived, by the written consent of the holders of two-thirds of the principal amount of all of the Debentures then outstanding; and

     WHEREAS, Holders hold in excess of two-thirds of the principal amount of the Debentures; and

     WHEREAS, as at May 15, 1998, there will be due to the debentureholders $1,426,206.95 on account of interest deferred and accrued interest under and pursuant to agreements entered into on July 31, 1992 and May 24, 1995 (hereinafter referred to as the "Deferred Interest"); and

     WHEREAS, there is also due to certain debentureholders interest on the Debentures which remains unpaid in addition to and not included in Deferred Interest (hereinafter referred to as the "Unpaid Interest").

     WHEREAS, the Company desires to amend the Debentures, and obtain other agreements relating thereto and the Holders are willing and agree to consent to the same.

     NOW, THEREFORE, the parties hereto agree as follows:

1. The Company shall have the right, at any time through May 15, 1998 to pay all, but not less than all of the unpaid principal amount of the Debentures and Deferred Interest plus any interest accrued on Deferred Interest through the date of such payment by payment in cash of 80% of the total of the unpaid principal balance of the Debentures, the Deferred, Interest and accrued interest on such amounts to the date of payment and by payment of 100% of any Unpaid interest. Such payment shall be made in full satisfaction of the principal balance, Deferred Interest and accrued interest thereon and allocated first to the payment of principal then to the payment of interest and then to the payment of Deferred Interest until such funds are exhausted.

2. In consideration of the Holders' agreements contained herein, the company shall issue to the Debentureholders contemporaneouslY with the execution of this agreement, warrants for 220,000 shares of the Company's preferred stock, no par value which shall be in turn convertible on ten days prior written notice to the Company, into a like amount of shares of the
Company's common stock, par value $.l0 per share. The warrants shall be in the form of Exhibit A to this agreement, with an exercise price of $.10 per share for a period of five years. In the event that the Company shal1 be unable to satisfy the unpaid principal balance of the Debentures, the Deferred
 Interest and accrued interest thereon by May 15, 1998, as set forth in paragraph 1 hereof, the Company shall issue to the Debentureholders warrants for an additional 220,000 shares of the Company's preferred stock, no par value which shall be in turn convertible on ten days' prior written notice to the Company, into a like amount of shares of the Company's common stock, par value $.lO per share in the form of Exhibit A to this agreement, with an exercise price of $.l0 per share for a period of five years (the "warrants").

3. Provided that Company's obligations set forth in paragraph 1 hereof have been fully satisfied, the Company shall have the right, until May 26,
 1998, to call the Warrants for a price of $1 per share, which call may be exercised at any time upon ten days' prior written notice to the holders thereof.

4. In the event that the Company shall fail to make payment of the principal balances, the Deferred Interest and accrued interest thereon and the Unpaid Interestas provided in paragraph 1 hereof, on or before May 15, 1998, the due date of the Debentures shall automatically be extended until January 1, 2003.Similarly, the Company's obligation to pay Deferred Interest and interest accrued thereon shall be extended until January 1, 2003, with the understanding and agreement that (a) commencing July 31, 1998, the Company shall pay interest at the rate of 10% per annum on the Deferred Interest with each installment of interest due on the Debentures, and (b) that the Company shall issue a new debenture to the debentureholders reflecting the Deterred interest and accrued interest thereon due May 15, 1998.

CUSIP No. 477178108         Exhibit 2 to Schedule 13D        Page 6 of 7 Pages

5. In the event that the due date for the Debentures and Deferred Interest is extended to January 1, 2003, the Company shall be and become obligated to make payments on account of the unpaid principal balance of the Debentures as follows: $150,000 on December 31, 1999, $250,000 on December 31, 2000,
$350,000 on December 31, 2001 and $450,000 on December 31, 2002, which obligations may be satisfied by purchase or redemption of Debentures.

6. The preferred stock to be issued upon exercise of the Warrants shall enable preferred shareholders voting as a class, to elect three members of the Board of Directors of the Company. Upon receipt of notice of exercise of the Warrants, the Board of Directors of the Company shall within thirty days after receipt of such notice, take such steps as are necessary or required to establish a six member Board of Directors, three members of which shall be elected by the preferred shareholders voting as a class. The preferred shareholders shall retain the right to elect three members of the Board of Directors of the Company so long as any shares of such preferred stock remain issued and outstanding. The remaining three members of the Board of Directors shall be nominated by management of the Company. In the event that any director elected to the Board is unable to serve or resigns, the preferred shareholders and the management of the Company agree to replace such director so that at all times the Board of Directors shall be constituted by three members elected by the preferred shareholders and three members nominated by management of the Company. Upon payment in full of the Debentures, the Deferred Interest and all interest accrued thereon the Company shall have the right on thirty days' prior written notice to call any and all then outstanding shares of preferred stock for a price of $1 per share.

7. In consideration of the rights granted to the holders of the Debentures herein contained, the holders hereby agree that during the period from the date hereof through January 1, 2003, they will not acquire any additional shares of common stock of the Company without the written permission of a majority of the Company's Board of Directors, except in connection with exercise of the Warrants. The Holders additionally agree to vote their shares of preferred stock of the Company as may be necessary or required to implement the purposes of this agreement.

8. The Company has agreed that effective with the interest payment on the Debentures due April 30, l998, all debentureholders shall receive interest on a timely basis and the Company will use its best efforts, consistent with its cash flow requirements, during the period from the date hereof and December 31, 1998 to bring all outstanding Debentures up to an equivalent status, curing any failures to pay interest on a timely basis and issue common stock in good negotiable form as required.

9. The Company also represents and warrants to the Holders that since January 31, 1997, there have been no material changes in employment contracts, management options, securities outstanding or management compensation except that in March 1997, the Company issued warrants for 65,000 shares in connection with the acquisition of PGS Computers, Ltd. and the Company is in the process or issuing warrants for 37,500 shares in partial settlement of a pending litigation. Until such time as the Holders Board of representatives are seated, the Company agrees that it will make no material changes in employment contracts, management options, securities outstanding or management compensation.

10. The Holders and the Company each represent and warrant to the other that all action necessary to authorize the execution and delivery of this agreement has been taken, and that this agreement, when executed and delivered, will constitute the legal, valid and binding obligations of the Holders on one hand and the Company on the other in accordance with its terms.

11. Except as modified and amended by this agreement, the terms of the Debentures and the May 24, 1995 agreement relating thereto shall continue in full force and effect in accordance with their respective terms.

12. If the Company defaults in the performance of any of its obligations hereunder and fails to cure such default within thirty days after written notice from the Holders, an Event of Default shall be deemed to have occurred under the Debentures and any amendments thereto.

13. This agreement may be executed in any number of counterparts, and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

14. In the event that any one or more of the provisions contained herein or the application thereof in any circumstances is held invalid, illegal or unenforceable, the validity, legality and enforceability of such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

CUSIP No. 477178108         Exhibit 2 to Schedule 13D        Page 7 of 7 Pages

IN WITNESS WHEREOF, the parties hereto have executed this agreement the day and year first above written.

JETRONIC INDUSTRIES, INC.



By:     /Peter Kursman/
President, Jetronic Industries Inc.



Ingalls & Snyder Value Partners L.P.

By     /Thomas O. Boucher, Jr./
        Thomas O. Boucher, Jr.
        General Partner



By:    /J. Michael Kadick/
        J. Michael Kadick


(120496DTI)